UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission File Number 001-34667

SEADRILL LIMITED

P.O. Box HM 1593
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Seadrill Limited (the "Company"),  dated November 11, 2010, announcing that the Company entered into a turnkey contract to build up to four new ultra-deepwater drillships at the Samsung yard in South Korea.

Attached hereto as Exhibit 99.2 is a copy of the press release of the Company, dated November 15, 2010, announcing that the Company entered into an agreement for the construction of two jack-up drilling rigs with Dalian Shipbuilding Industry Offshore Co., Ltd.

Attached hereto as Exhibit 99.3 is a copy of the press release of the Company, dated November 16, 2010, announcing that the Company's third quarter 2010 earnings release date and conference call information.

Attached hereto as Exhibit 99.4 is a copy of the press release of the Company, dated November 16, 2010, announcing that the Company approved a share incentive program allocating 1,700,000 options to senior management in the Company to acquire shares in Seadrill Limited.

Attached hereto as Exhibit 99.5 is a copy of the press release of the Company, dated November 23, 2010, announcing that the Company was awarded a new contract extension by Brunei Shell Petroleum for the semi-tender assist rig West Pelaut.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
(Registrant)

Dated: November 23, 2010	By	/s/ Georgina Sousa
Georgina Sousa
Secretary

Exhibit 99.1

SDRL - Seadrill orders new ultra-deepwater drillships for delivery in 2013

Hamilton, Bermuda, November 11, 2010 - Seadrill has entered into a turnkey contract to build up to four new ultra-deepwater drillships at the Samsung yard in South Korea. The first two drillships are firmly ordered with delivery in the first and second quarter 2013, respectively. Total project price per rig is estimated to be less than US$600 million, which includes a turnkey contract with the yard, project management, drilling and handling tools, spares, capitalized interest and operations preparations. The contract further includes a fixed price option for further two drillships to be declared during the first quarter 2011.

The dual derrick drillships are of an improved design compared to the three previous drillships Seadrill has taken delivery of from Samsung, with further enhanced capacity related to water depth, technical capabilities as well as increased accommodation capacity. The new dynamic positioning drillships will be capable of operations in water depths up to 12,000 feet and with a hook load capability of 1,250 tons especially targeting operations in challenging areas such as the Gulf of Mexico, Brazil and West Africa. The drillships will be the first newbuilds to be outfitted with seven ram configuration of the BOP (Blow Out Preventer) stack.

The decision to add another two ultra-deepwater newbuilds to the existing fleet is based on the continued strength of the offshore drilling market, the return that these investments are expected to deliver and the financial flexibility generated by the Company's contract backlog. The order of new drillships is considered financial superior to other alternative investments.

Alf C Thorkildsen, Chief Executive Officer of Seadrill Management AS, says: "Our commitment to establish Seadrill as a leading drilling contractor through investing in new high specification offshore drilling units built by quality yards has been well received by our customers and investors. With the most modern drilling fleet in the world and a total contract backlog of US$11.5 billion, we have created a solid platform for further growth and a continued high return to our shareholders. These orders confirm our positive view on the market outlook as well as our good experience with this design and the Samsung yard."

Contact:

Jim Dåtland,
Vice President Investor Relations

Seadrill Management AS
+47 51 30 99 19

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

Exhibit 99.2

SDRL - Seadrill orders two new jack-ups in China for delivery in 2012 and 2013

Hamilton, Bermuda, November 15, 2010 - Seadrill has entered into an agreement for the construction of two jack-up drilling rigs with Dalian Shipbuilding Industry Offshore Co., Ltd (DSIC) in China. The new units are scheduled for delivery in the fourth quarter 2012 and first quarter 2013 respectively, and total project cost is estimated at US$380 million, which include project management, drilling and handling tools, spares and capitalized interest.

In addition, Seadrill has option agreements for construction of further two similar units with DSIC.

The two rigs ordered from Dalian represent the latest generation, high specification jack-up drilling rigs with greater capacities and capabilities than current more conventional units. The units are based on the Friede & Goldman JU2000E design, and are suitable for operations world wide, including the southern North Sea. The units have the capability to operate in water depths up to 400 ft and drill to depths of 30,000ft. They also offer improved drilling efficiencies with off-line pipe handling, simultaneous operations support and increased accommodation capacity.

Alf C Thorkildsen, Chief Executive Officer in Seadrill Management AS, says," We expect market and conditions for premium jack-up rigs to continue to improve. These newbuild orders position our Company to meet the demand from our customers and further strengthen our position as the leading operator of modern, high quality offshore drilling units. Our jack-up rig fleet will, including the recent acquisition of Scorpion and the two recently ordered rigs from Jurong, constitutes the world largest modern jack-up fleet with a total of 18 units built after 2006."

Contact:

Esa Ikäheimonen
CFO

Seadrill Management AS
+47 51 30 99 19

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

Exhibit 99.3

SDRL - Seadrill announces third quarter 2010 earnings release date and conference call information

Hamilton, Bermuda, November, 16, 2010 - Seadrill is scheduled to release its third quarter 2010 results on Tuesday November 30, 2010 before the start of trading on the Oslo Stock Exchange.

In connection with the earnings release, a conference call/webcast will be held as described below:

A conference call will be held at 09:00 a.m. ET time and 3:00 p.m. (Norwegian time) on Tuesday November 30, 2010.

To listen to the management presentation of the results, the following options are available:

A. Webcast
To register to listen to the conference call, please click this link.

In order to listen to the presentation on the web, you need to have installed Windows Media Player and a sound card on your computer.

B. Conference call
Call-in numbers:
Norway Toll Free call 800 19640
Norway Toll + 47 23 16 21 89
UK Toll +44 (0)20 7806 1951
UK Toll Free  0800 028 1243
US Toll +1 212 444 0412
US Toll Free 1888 935 4575

The participants will be asked for their name, company and conference ID. The Seadrill conference ID is: 2580415

There will be a Q&A session subsequent to the presentation. Information on "how to ask management questions" will be given at the beginning of the Q&A session.

In order to view the presentation while listening to the conference, please download the presentation material from http://www.seadrill.com/

If you are unable to participate in the conference call, there is an opportunity to listen to a replay on http://www.seadrill.com/ (Investor Relations) or to listen to a playback by dialing:

UK Toll: +44 (0)20 7111 1244
US Toll: + 1 347 366 9565
Norway Toll: +47 21 00 04 98

- followed by replay access number: 2580415#

Participant list information required: Full name & company
Replay will be available until December 7, 2010.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

Exhibit 99.4

SDRL - Share incentive program 2010

Hamilton, Bermuda, November 16, 2010 - The Board of Seadrill Limited has approved a share incentive program allocating 1,700,000 options to senior management in the Company to acquire shares in Seadrill Limited. The share options were granted on November 16 and have a strike price of NOK 185.20 per share. The purpose of the share ownership plan is to promote long-term employment and the term of the options are therefore 5 years. The options will vest 1/5 each year during the option period which will expire December 31, 2015.  220,000 of these options are granted to primary insiders.

The following Primary Insiders have received share options:

Alf C Thorkildsen	100,000
Esa Ikäheimonen	60,000
Per Wullf	60,000

New total holdings for the same Primary Insiders are:

	Shares	Share options
Alf C Thorkildsen	20,000	700,000
Esa Ikäheimonen	0	210,000
Per Wullf	0	210,000

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

Exhibit 99.5

SDRL - Seadrill secures contract extension for West Pelaut in Brunei

Hamilton, Bermuda, November 23, 2010 - Seadrill has been awarded a new contract extension by Brunei Shell Petroleum for the semi-tender assist rig West Pelaut. The production drilling assignment has a firm duration of three years, and the contract value is estimated to approximately US$131 million.

The new contract is scheduled to start in direct continuation of the current contract with Shell, at the end of the first quarter 2012.

Alf C Thorkildsen, Chief Executive Officer in Seadrill Management AS, says,"It was Shell's forward thinking and support of the semi-tender assist concept that enabled the construction of West Pelaut as the first semi-submersible tender assist platform drilling rig in 1994. West Pelaut has since delivery worked continuously for Brunei Shell Petroleum and recently received the Shell Rig of the Year Award within the tender/platform category. We view this contract extension as an excellent opportunity to build further our strong relationship with Shell and look forward to continue developing the tender assist concept into deep water projects with Shell as a valued operator."

Analyst contact:
Jim Dåtland
Vice President Investor Relations
Seadrill Management AS
+47 51 30 99 19

Media contact:
Esa Ikäheimonen
Chief Financial Officer
Seadrill Management AS
+47 51 30 99 19

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)